December 12, 2018

Robert S. Snead
Interim Chief Financial Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

       Re: Owens & Minor, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-09810

Dear Mr. Snead:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining